Exhibit 99.118

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August 18, 2010	NEWS RELEASE

Lake Shore Gold Announces Bought Deal Financing

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) has announced today that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, under which the underwriters have agreed to buy on a bought deal basis by way of a short form prospectus, 21,500,000 common shares (the “Common Shares”) and flow-through common shares (the “Flow-Through Common Shares”) (collectively, the “Total Shares”) of the Company. The offering will consist of 21,500,000 Common Shares at a price of C$3.50 per Common Share. The underwriters will have the option to require that up to 2,400,000 common shares be issued as flow-through common shares (“Flow-Through Common Shares”) at a price of C$4.20 per Flow-Through Common Share.  The allocation between Common Shares and Flow-Through Common Shares above the minimum number of Common Shares will be determined by BMO Capital Markets, on behalf of the Underwriters. To the extent the underwriters purchase 21,500,000 Common Shares, then the gross proceeds to the Company will be C$75,250,000. To the extent the underwriters purchase 19,100,000 Common Shares and the Company issues 2,400,000 Flow-Through Common Shares, then the gross proceeds to the Company will be C$76,930,000. The Company has also granted the underwriters an option to purchase up to an additional 15% of the Common Shares offered at the issue price to cover over-allotments, if any. The offering is expected to close on or about September 10, 2010 and is subject to Lake Shore Gold receiving all necessary regulatory approvals. The Company intends to use the net proceeds of the Common Shares for continued ramp up of the Timmins Mine, advanced exploration at Thunder Creek and Bell Creek, expansion of the Bell Creek mill, and general corporate purposes. An amount equal to the gross proceeds of the Flow-Through Common Shares shall be used for general exploration expenditures which will constitute Canadian Exploration Expenditures (“CEE”) and Canadian Development Expenses (“CDE”) each as defined in the Income Tax Act.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently carrying out an underground advanced exploration program at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property through an underground drift from the Timmins Mine ramp. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded incrementally to a total capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

info@lsgold.com

or

Lake Shore Gold Corp.

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

info@lsgold.com

www.lsgold.com